Exhibit 99.3

NORTH AMERICAN CONSTRUCTION GROUP LTD.
Consolidated Financial Statements
For the years ended December 31, 2025 and 2024

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Construction Group Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited North American Construction Group Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated March 11, 2026 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants
Edmonton, Canada
March 11, 2026

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

KPMG LLP
2200, 10175 - 101 Street
Edmonton AB T5J 0H3
Telephone (780) 429-7300
Fax (780) 429-7379

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of North American Construction Group Ltd.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of North American Construction Group Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its results of operations and its cash flows for each of the years then ended, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 11, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2(a)(i) to the consolidated financial statements, the Company has elected to change its method of accounting for the classification of heavy equipment tires as of January 1, 2025.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Estimation of total costs to be incurred for in-progress unit-price contracts with defined scope
As discussed in note 2(c) to the consolidated financial statements, the Company recognizes revenues from construction services under lump-sum, unit-price, time-and-materials, and cost-plus contracts. As discussed in Note 6 to the consolidated financial statements, total contract revenues recognized by the Company on unit-price contracts for the year ended December 31, 2025 were $187.8 million, a portion of which related to contracts with defined scope that were in-progress at year-end. Unit-price contracts are typically satisfied by transferring control over time, for which the Company recognizes revenue using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs (ETC).
We identified the evaluation of ETC for in-progress unit-price contracts with defined scope as a critical audit matter. The evaluation of the ETC for in-progress unit-price contracts with defined scope involved complex auditor judgement, given these estimates are dependent upon a number of factors, including completeness and accuracy of the original bid, changes in productivity expectations, site conditions that differ from those assumed in the original bid, costs associated with added scope changes, and extended costs due to owner, weather and other delays.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the revenue recognition process. This included controls related to the Company’s review of new contracts, the Company’s forecast review to assess reasonability of the ETC for unit-price contracts with defined scope that were in-progress at year-end, and the Company’s look-forward analysis to re-assess reasonability of ETC for these same contracts after year-end. For a selection of these contracts, we performed substantive procedures to assess the accuracy of the estimates made at year-end, including for key factors related to labour hours, equipment usage, and material costs and quantities to be incurred over the remaining contract periods. For each selected contract, we evaluated the reasonableness of the Company’s ETC for the contract, including tracing a selection of costs in the ETC (material costs and quantities, labor hours, and equipment usage) to recent forecasts developed by project managers and comparing actual costs incurred subsequent to year-end for consistency with corresponding amounts included in the ETC at year-end. We evaluated the ETC by inspecting, for the same selection of contracts, the executed contract with the customer to evaluate the Company’s identification of the performance obligation and the determined method for measuring contract progress. We conducted interviews with relevant project personnel to gain an understanding of the status of project activities and factors impacting the ETC of the selected contract, such as costs associated with scope changes; extended overhead due to owner, weather, and other delays; changes in productivity expectations; site conditions that differ from those assumed in the original bid; and contract incentive and penalty provisions. We evaluated the Company’s ability to estimate these amounts by comparing actual project margins to previous estimates.

/s/ KPMG LLP

Chartered Professional Accountants
We have served as the Company’s auditor since 1998.
Edmonton, Canada
March 11, 2026
KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.
KPMG Canada provides services to KPMG LLP.

Consolidated Balance Sheets
As at December 31
(Expressed in thousands of Canadian Dollars)

	Note	2025	2024
			Restated Notes 2, 24
Assets
Current assets
Cash		$100,128	$77,875
Accounts receivable	5,10	148,928	166,070
Contract assets	6(b)	30,472	4,135
Inventories	2,7,24	75,660	69,027
Prepaid expenses and deposits		6,925	7,676
Assets held for sale		107	683
		362,220	325,466
Property, plant and equipment	2,8,24	1,358,852	1,251,874
Operating lease right-of-use assets	9	10,734	12,722
Investments in affiliates and joint ventures	10	70,416	84,692
Intangible assets		12,333	9,901
Other assets	11,16(b)	5,198	9,845
Total assets		$1,819,753	$1,694,500
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$102,054	$110,750
Accrued liabilities	2,13,24	89,308	78,010
Contract liabilities	6(b)	22,848	1,944
Current portion of long-term debt	14	160,557	84,194
Current portion of contingent obligations	16(a)	34,597	39,290
Current portion of operating lease liabilities	9	1,495	1,771
		410,859	315,959
Long-term debt	14	749,829	719,399
Contingent obligations	16(a)	28,856	88,576
Operating lease liabilities	9	9,698	11,441
Other long-term obligations	6(b),15	22,607	44,711
Deferred tax liabilities	12	141,283	125,378
		1,363,132	1,305,464
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – December 31, 2025 - 28,821,481 (December 31, 2024 – 27,704,450))	17(a)	282,957	228,961
Treasury shares (December 31, 2025 - 871,244 (December 31, 2024 - 1,000,328))	17(a)	(14,993)	(15,913)
Additional paid-in capital		2,807	20,819
Retained earnings		176,463	156,271
Accumulated other comprehensive income (loss)		9,387	(1,102)
Shareholders' equity		456,621	389,036
Total liabilities and shareholders' equity		$1,819,753	$1,694,500
Contingencies	23
Subsequent events	8,14(b),17(c),26
Approved on behalf of the Board

/s/ Barry Palmer	/s/ Bryan D. Pinney
Barry Palmer, President and Chief Executive Officer	Bryan D. Pinney, Audit Chair
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2025	F - 1	North American Construction Group Ltd.

Consolidated Statements of Operations and
Comprehensive Income
For the years ended December 31
(Expressed in thousands of Canadian Dollars, except per share amounts)

	Note	2025	2024
			Restated Notes 2, 24
Revenue	6	$1,284,291	$1,165,787
Cost of sales	2,19,24	904,775	770,800
Depreciation	2, 24	217,232	185,005
Gross profit		162,284	209,982
General and administrative expenses	21	50,326	54,560
Amortization of intangible assets		1,955	1,391
Loss on disposal of property, plant and equipment	2,24	822	767
Operating income		109,181	153,264
Interest expense, net	20	58,931	59,340
Equity loss (earnings) in affiliates and joint ventures	10,24	11,331	(15,299)
Change in fair value of contingent obligations	16(a)	(26,909)	53,206
Loss (gain) on derivative financial instruments	16(b)	9,354	(3,952)
Income before income taxes		56,474	59,969
Current income tax expense (benefit)	2,12,24	7,961	(3,270)
Deferred income tax expense	12	14,679	19,230
Net income		33,834	44,009
Other comprehensive income
Unrealized foreign currency translation (gain) loss		(10,489)	695
Comprehensive income		$44,323	$43,314

Per share information
Basic net income per share	17(b)	$1.18	$1.64
Diluted net income per share	17(b)	$1.14	$1.51
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2025	F - 2	North American Construction Group Ltd.

Consolidated Statements of Changes in Shareholders’
Equity
(Expressed in thousands of Canadian Dollars)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 2023	$229,455	$(16,165)	$20,739	$123,254	$(407)	$356,876
Net income	—	—	—	44,009	—	44,009
Unrealized foreign currency translation gain	—	—	—	—	(695)	(695)
Dividends ($0.42 per share)	—	—	—	(10,992)	—	(10,992)
Share purchase program	(1,138)	—	(3,173)	—	—	(4,311)
Purchase of treasury shares	—	(2,466)	—	—	—	(2,466)
Stock-based compensation	—	2,718	3,253	—	—	5,971
Conversion of convertible debentures	644	—	—	—	—	644
Balance at December 31, 2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	33,834	—	33,834
Unrealized foreign currency translation loss	—	—	—	—	10,489	10,489
Dividends ($0.48 per share)	—	—	—	(13,642)	—	(13,642)
Share purchase programs	(16,841)	—	(21,606)	—	—	(38,447)
Purchase of treasury shares	—	(3,270)	—	—	—	(3,270)
Stock-based compensation	—	4,190	3,594	—	—	7,784
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at December 31, 2025	$282,957	$(14,993)	$2,807	$176,463	$9,387	$456,621
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2025	F - 3	North American Construction Group Ltd.

Consolidated Statements of Cash Flows
For the years ended December 31
(Expressed in thousands of Canadian Dollars)

	Note	2025	2024
			Restated Notes 2, 24
Cash provided by (used in)
Operating activities:
Net income	2, 24	$33,834	$44,009
Adjustments to reconcile net income to cash from operating activities:
Depreciation	2, 24	217,232	185,005
Amortization of deferred financing costs	20	2,948	3,000
Loss on disposal of property, plant and equipment		822	767
Loss (gain) on derivative financial instruments	16(b)	9,354	(3,952)
Stock-based compensation (benefit) expense	21	(432)	8,706
Equity earnings in affiliates and joint ventures	10	11,331	(15,299)
Dividends received from affiliates and joint ventures	10	2,204	7,336
Deferred income tax expense	12	14,679	19,230
Change in fair value of contingent obligations	16(a)	(26,909)	53,206
Unrealized foreign currency loss (gain)		2,343	(2,843)
Other adjustments to cash from operating activities		1,370	1,441
Net changes in non-cash working capital	2, 22(b), 24	(4,687)	(59,387)
		264,089	241,219
Investing activities:
Purchase of property, plant and equipment	2, 24	(281,095)	(303,756)
Additions to intangible assets		(4,265)	(4,199)
Proceeds on disposal of property, plant and equipment		11,669	13,568
Buyout of BNA Remanufacturing LP, net of cash acquired	10	—	(3,863)
Net collections (advances) of loans with affiliates and joint ventures		8,861	(4,060)
Cash settlement of derivative financial instruments		—	4,015
		(264,830)	(298,295)
Financing activities:
Proceeds from long-term debt	14	757,421	234,468
Repayment of long-term debt	14	(629,664)	(130,338)
Settlement of convertible debentures	14(e)	(1,357)	—
Financing costs	14(a)	(9,546)	(1,036)
Payments towards contingent obligations	16(a)	(40,181)	(39,689)
Dividends paid	17(d)	(13,392)	(10,644)
Share purchase program	17(c)	(38,447)	(4,311)
Purchase of treasury shares	17(a)	(3,270)	(2,466)
		21,564	45,984
Increase (decrease) in cash		20,823	(11,092)
Effect of exchange rate on changes in cash		1,430	353
Cash, beginning of year		77,875	88,614
Cash, end of year		$100,128	$77,875
Supplemental cash flow information (note 22(a)).
See accompanying notes to consolidated financial statements.

Consolidated Financial Statements December 31, 2025	F - 4	North American Construction Group Ltd.

Notes to Consolidated Financial Statements
For the years ended December 31, 2025 and 2024
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company"), was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors.
2. Significant accounting policies
a) Basis of presentation
These consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships and joint ventures.
The Company consolidates variable interest entities ("VIE") for which it is considered to be the primary beneficiary as well as voting interest entities in which it has a controlling financial interest as defined by Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810, Consolidation, and related standards. Investees and joint ventures over which the Company exercises significant influence are accounted for using the equity method and are included in "investments in affiliates and joint ventures" within the accompanying Consolidated Balance Sheets.
i) Change in significant accounting policy - Classification of heavy equipment tires
During the first quarter of 2025, the Company changed its accounting policy for the classification of heavy equipment tires. These tires are now recognized as property, plant, and equipment on the Consolidated Balance Sheets and are amortized through depreciation on the Consolidated Statements of Operations and Comprehensive Income. Previously, all tires were classified as inventories and expensed through cost of sales when placed into service. This change in accounting policy provides a more accurate reflection of the role of tires as components of the heavy equipment in which they are utilized, aligning the accounting treatment with the economic substance of their use.
The Company has accounted for the change retrospectively in accordance with the requirements of US GAAP Accounting Standards Codification ("ASC") 250 by restating the comparative period. For details of retrospective changes, refer to note 24 in these consolidated financial statements.
b) Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures reported in these consolidated financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates. Significant estimates and judgments made by management include:
•the assessment of the percentage of completion on time-and-materials, unit-price, lump-sum and cost-plus contracts with defined scope (including estimated total costs and provisions for estimated losses) and the recognition of variable revenue from unapproved contract modifications and change orders on revenue contracts;
•the determination of whether an acquisition meets the definition of a business combination;
•the fair value of the assets acquired and liabilities assumed as part of an acquisition;
•the evaluation of whether the Company is a primary beneficiary of an entity or has a controlling interest in an investee and is required to consolidate it;
•assumptions used in measuring the fair value of contingent obligations;
•assumptions used in impairment testing; and

Consolidated Financial Statements December 31, 2025	F - 5	North American Construction Group Ltd.

•estimates and assumptions used in the determination of the allowance for credit losses, the recoverability of deferred tax assets and the useful lives of property, plant and equipment and intangible assets.
The accuracy of the Company’s revenue and profit recognition in a given period is dependent on the accuracy of the estimates of the cost to complete each project. Cost estimates for significant projects are estimated using a detailed cost analysis of project activities and the Company believes its experience allows it to provide reasonably dependable estimates. There are a number of factors that can contribute to changes in estimates of contract costs and profitability that are recognized in the period in which such adjustments are determined. The most significant of these include:
•the completeness and accuracy of the original bid;
•revenues and costs associated with added scope changes;
•extended costs due to owner, weather and other delays;
•subcontractor performance issues;
•changes in economic indices used for the determination of escalation or de-escalation for contractual rates on long-term contracts;
•changes in productivity expectations;
•site conditions that differ from those assumed in the original bid;
•contract incentive and penalty provisions;
•the availability and skill level of workers in the geographic location of the project; and
•a change in the availability and proximity of equipment and materials.
The foregoing factors as well as the mix of contracts at different margins may cause fluctuations in gross profit between periods. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.
c) Revenue recognition
The Company's revenue source falls into one of three categories: construction services, operations support, or equipment and component sales.
Construction services are related to mine development or expansion projects and are generally funded from customers' capital budgets. The Company provides construction services under lump-sum, unit-price, time-and materials and cost-plus contracts. When the commercial terms are lump-sum and unit-price, the contract scope and value is typically defined. Time-and-materials and cost-plus contracts are generally undefined in scope and total price. Operations support services revenue is mainly generated under long-term site-services agreements with the customers (master service agreement and multiple use contracts). These agreements clearly define whether commitment to volume or scope of services over the life of the contract is included or excluded. When excluded, work under the agreement is awarded through shorter-term work authorizations under the general terms of the agreement. The Company generally provides operations support services under either time-and-materials or unit-price contracts depending on factors such as the degree of complexity, the completeness of engineering and the required schedule. Equipment and component sales revenue is generated from equipment maintenance and rebuild activities. The commercial terms for equipment and component sales are generally lump-sum, unit-price, or time-and-materials.
Significant estimates are required in the revenue recognition process including assessment of the percentage of completion, identification of performance obligations, and estimation of variable consideration, including the extent of any constraints.
The Company’s invoicing frequency and payment terms are in accordance with negotiated customer contracts. Customer invoicing can range between daily and monthly and payment terms generally range between net 15 and net 60 days. The Company does not typically include extended payment terms in its contracts with customers. Under these payment terms, the customer pays progress payments based on actual work or milestones completed. When payment terms do not align with revenue recognition, the variance is recorded to either contract liabilities or contract assets, as appropriate. Customer contracts do not generally include a significant financing component because the Company does not expect the period between customer payment and transfer of control to exceed one year. The Company does not adjust consideration for the effects of a significant financing component if the period of time between the transfer of control and the customer payment is less than one year.

Consolidated Financial Statements December 31, 2025	F - 6	North American Construction Group Ltd.

The Company accounts for a contract when it has approval and commitments from both parties, the rights of the parties are identified, the payment terms are identified, the contract has commercial substance, and the collectability of consideration is probable. Each contract is evaluated to determine if it includes more than one performance obligation. This evaluation requires significant judgement and the determination that the contract contains more than one performance obligation could change the amount of revenue and profit recorded in a given period. The majority of the Company's contracts with defined scope include one significant integrated service, where the Company is responsible for ensuring the individual goods and services are incorporated into one combined output. Such contracts are accounted for as one performance obligation. When more than one distinct good or service is contracted, the contract is separated into more than one performance obligation and the total transaction price is allocated to each performance obligation based upon stand-alone selling prices. When a stand-alone selling price is not observable, it is estimated using a suitable method.
The total transaction price can be comprised of fixed consideration and variable consideration, such as profit incentives, discounts and performance bonuses or penalties. When a contract includes variable consideration, the amount included in the total transaction price is based on the expected value or the most likely amount, constrained to an amount for which it is probable a significant reversal will not occur. Significant judgement is involved in determining if a variable consideration amount should be constrained. In applying this constraint, the Company considers both the likelihood of a revenue reversal arising from an uncertain future event and the magnitude of the revenue reversal if the uncertain event were to occur or fail to occur. The following circumstances are considered to be possible indicators of significant revenue reversals:
•The amount of consideration is highly susceptible to factors outside the Company’s influence, such as judgement of actions of third parties and weather conditions;
•The length of time between the recognition of revenue and the expected resolution;
•The Company’s experience with similar circumstances and similar customers, specifically when such items have predictive value;
•The Company’s history of resolution and whether that resolution includes price concessions or changing payment terms; and
•The range of possible consideration amounts.
The Company's performance obligations for construction services and operations support are typically satisfied by transferring control over time, for which revenue is recognized using the percentage of completion method, measured by the ratio of costs incurred to date to estimated total costs. For defined scope contracts, the cost-to-cost method faithfully depicts the Company’s performance because the transfer of the asset to the customer occurs as costs are incurred. The costs of items that do not relate to the performance obligation, particularly in the early stages of the contract, are excluded from costs incurred to date. Pre-construction activities, such as mobilization and site setup, are recognized as contract costs on the Consolidated Balance Sheets and amortized over the life of the project. These costs are excluded from the cost-to-cost calculation. Equipment and component sales are typically satisfied at a point in time, and revenue is recognized when control of the completed asset has been transferred to the customer, along with the cost of goods sold (cost of sales).
The Company has elected to apply the ‘as-invoiced’ practical expedient to recognize revenue in the amount to which the Company has a right to invoice for all contracts in which the value of the performance completed to date directly corresponds with the right to consideration. This will be applied to all contracts, where applicable, and the majority of undefined scope work is expected to use this practical expedient.
The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Cost of sales include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour and supplies. General and administrative expenses are charged to expenses as incurred. If a loss is estimated on an uncompleted contract, a provision is made in the period in which such losses are determined.
Changes in project performance, project conditions, and estimated profitability, including those arising from profit incentives, penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedules. Generally, a "change order" will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will assess the legal enforceability of the change to

Consolidated Financial Statements December 31, 2025	F - 7	North American Construction Group Ltd.

determine if an unapproved contract modification exists. The Company considers a contract modification to exist when the modification either creates new or changes the existing enforceable rights and obligations.
Most contract modifications are for goods and services that are not distinct from the existing contract due to the integrated services provided in the context of the contract and are accounted for as part of the existing contract. Therefore, the effect of a contract modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue on a cumulative catch-up basis. If a contract modification is not approved by the customer, the associated revenue is treated as variable consideration, subject to constraint. Management estimates variable consideration utilizing estimation methods that best predict the amount of consideration to which the Company will be entitled. This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods.
In certain instances, the Company’s long-term contracts allow its customers to unilaterally reduce or eliminate scope of work without cause. These instances represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.
Revenue is measured based on consideration specified in the customer contract, and excludes any amounts collected on behalf of third parties. Taxes assessed by a governmental authority that are both imposed on and concurrent with a specified revenue producing transaction, that are collected by the Company for a customer, are excluded from revenue.
d) Balance sheet classifications
A one-year time period is typically used as the basis for classifying current assets and liabilities. However, there is a possibility that amounts receivable and payable under construction contracts (principally customer and supplier holdbacks) may extend beyond one year.
e) Cash
Cash includes cash on hand and bank balances net of outstanding cheques.
f) Accounts receivable and contract assets
Accounts receivable are recorded when the Company has an unconditional right to consideration arising from performance of contracts with customers. Accounts receivable may be comprised of amounts billed to customers and amounts that have been earned but have not yet been billed. Such unbilled but earned amounts generally arise when a billing period ends subsequent to the end of the reporting period. When this occurs, revenue equal to the earned and unbilled amount is accrued. Such accruals are classified as accounts receivable on the balance sheet, even though they are not yet billed, as they represent consideration for work that has been completed prior to the period end where the Company has an unconditional right to consideration.
Contract assets include unbilled amounts representing revenue recognized from work performed where the Company does not yet have an unconditional right to compensation. These balances generally relate to (i) revenue accruals on contracts where the percentage of completion method of revenue recognition requires an accrual over what has been billed and (ii) revenue recognized from variable consideration related to unpriced contract modifications.
The Company records allowance for credit losses using the expected credit loss model upon the initial recognition of financial assets. The estimate of expected credit loss considers historical credit loss information that is adjusted for current economic and credit conditions. Bad debt expense is charged to general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income in the period the allowance is recognized. The counterparties to the majority of the Company's financial assets are major oil and coal producers with a long history of no credit losses.
Holdbacks represent amounts up to 10% of the contract value under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved. Information about the Company’s exposure to credit risks and impairment losses for trade and other receivables is included in note 16(f).
g) Contract costs
The Company occasionally incurs costs to obtain contracts (reimbursable bid costs) and to fulfill contracts (fulfillment costs). If these costs meet certain criteria, they are capitalized as contract costs, included within other assets on the Consolidated Balance Sheets. Capitalized costs are amortized based on the transfer of goods or

Consolidated Financial Statements December 31, 2025	F - 8	North American Construction Group Ltd.

services to which the assets relate and are included in cost of sales. Reimbursable bid costs meet the criteria for capitalization when these costs will be reimbursed by the owner regardless of the outcome of the bid. Generally, this occurs when the Company has been selected as the preferred bidder for a project. The Company recognizes reimbursable bid costs as an expense when incurred if the amortization period of the asset that the entity would have otherwise recognized is one year or less. Costs to fulfill a contract meet the criteria for capitalization if they relate directly to a specifically identifiable contract, they generate or enhance resources that will be used to satisfy future performance obligations and if the costs are expected to be recovered. The costs that meet this criterion are often mobilization and site set-up costs. Contract costs are recorded within other assets on the Consolidated Balance Sheets.
h) Remaining performance obligations
Remaining performance obligations represents the transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period. Certain of the Company's long-term contracts can allow customers to unilaterally reduce or eliminate the scope of the contracted work without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods. Excluded from this disclosure are amounts where the Company recognizes revenue as-invoiced (note 6(d)).
i) Contract liabilities
Contract liabilities consist of advance payments and billings in excess of costs incurred and estimated earnings on uncompleted contracts. Long-term contract liabilities (included in other long-term obligations) consists of upfront receipts from clients for long-term contracts.
j) Inventories
Inventories are carried at the lower of cost and net realizable value, and consist primarily of repair parts, parts and components held for resale, tires and track frames, fuel and lubricants, and customer rebuild work in progress. Cost is determined using the weighted-average method.
k) Property, plant and equipment
Property, plant and equipment are recorded at cost. Equipment under finance lease is recorded at the present value of minimum lease payments at the inception of the lease.
Major components of heavy construction equipment in use such as engines and drive trains are recorded separately. Depreciation is not recorded until an asset is in use. Depreciation is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and rates:

Assets	Basis	Rate
Heavy equipment	Units of production	5,000 - 120,000 hours
Major component parts in use	Units of production	2,500 - 70,000 hours
Other equipment	Straight-line	5 - 10 years
Licensed motor vehicles	Straight-line	5 - 10 years
Office and computer equipment	Straight-line	4 - 10 years
Furnishings, fixtures and facilities	Straight-line	10 - 30 years
Buildings	Straight-line	10 - 50 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Land	No depreciation	No depreciation
The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.
l) Goodwill
Goodwill represents the excess of consideration over the fair value of the net tangible and identifiable intangible assets acquired and liabilities assumed in a business combination. Goodwill is reviewed annually on October 1st for impairment or more frequently when there is an indication of potential impairment. Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its fair value. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results,

Consolidated Financial Statements December 31, 2025	F - 9	North American Construction Group Ltd.

including revenue and cash flow projections and discount rates. The annual test was performed on the acquired goodwill with no impairment identified. The carrying amount of Goodwill can fluctuate due to changes in foreign exchange rates impacting the balances recorded within entities using a currency other than CAD. Goodwill is recorded within other assets on the Consolidated Balance Sheets.
m) Intangible assets
Acquired intangible assets with finite lives are recorded at historical cost net of accumulated amortization and accumulated impairment losses, if any. The cost of intangible assets acquired in an asset acquisition are recorded at cost based upon relative fair value as at the acquisition date. Costs incurred to increase the future benefit of intangible assets are capitalized.
Intangible assets with definite lives are amortized over their estimated useful lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and method for an intangible asset with a finite useful life are reviewed at the end of each reporting period.

Estimated useful lives of definite lived intangible assets and corresponding amortization method are:

Assets	Basis	Rate
Internal-use software	Straight-line	4 years
Customer relationship	Straight-line	4 years
n) Impairment of long-lived assets
Long-lived assets or asset groups held and used including property, plant and equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to the Consolidated Statements of Operations and Comprehensive Income. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and achieving cost reductions. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.
At each reporting period, the Company reviews the carrying value of its long-lived assets for indications of impairment. At December 31, 2025, there was an impairment indicator identified, for the long-lived assets of the Heavy Equipment - Canada segment. A recoverability test was performed which concluded that the value of the long-lived assets recorded on the balance sheet is not impaired.
o) Assets held for sale
Long-lived assets are classified as held for sale when certain criteria are met, which include:
•management, having the authority to approve the action, commits to a plan to sell the assets;
•the assets are available for immediate sale in their present condition;
•an active program to locate buyers and other actions to sell the assets have been initiated;
•the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•the assets are being actively marketed at reasonable prices in relation to their fair value; and
•it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.
Assets to be disposed of by sale are reported at the lower of their carrying amount or estimated fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.
Equipment disposal decisions are made using an approach in which a target life is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various

Consolidated Financial Statements December 31, 2025	F - 10	North American Construction Group Ltd.

operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the target operating cost for the fleet or if the expected reliability is lower than the target reliability of the fleet, the unit is considered for disposal. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Once the Company has determined that the equipment will be disposed, and the criteria for assets held for sale are met, the unit is recorded in assets held for sale at the lower of depreciated cost or net realizable value.
p) Foreign currency translation
The functional currency of the Company is Canadian Dollars. Transactions recorded within these subsidiaries that are denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities within these subsidiaries denominated in foreign currencies are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. The resulting foreign exchange gains and losses are included in the determination of earnings and included within general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
Accounts of the Company's Australia-based subsidiaries, which have Australian Dollar functional currency, and US-based subsidiaries, which have US Dollar functional currency, are translated into Canadian Dollars using the current rate method. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date, and revenue and expense items are translated at the average rate of exchange for the period. The resulting unrealized exchange gains and losses from these translation adjustments are included as a separate component of shareholders’ equity in Accumulated Other Comprehensive Income. The effect of exchange rate changes on cash balances held in foreign currencies is separately reported as part of the reconciliation of the change in cash and for the period.
q) Fair value measurement
Fair value measurements are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair values included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Fair values included in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a fair value within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Transfers between levels of the fair value hierarchy are deemed to have occurred at the date the event or change in circumstance causing the transfer occurred.
r) Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.
The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income.
s) Stock-based compensation
The Company has a Restricted Share Unit ("RSU") Plan which is described in note 21(a). RSUs are generally granted effective July 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs generally vest at the end of the three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. Compensation expense is calculated based on the number of vested RSUs multiplied by the fair value of each RSU as determined by the volume weighted-average trading price of the Company’s common shares for the five trading days immediately preceding the day on which the fair market value was to be

Consolidated Financial Statements December 31, 2025	F - 11	North American Construction Group Ltd.

determined. The Company recognizes compensation cost over the three-year term in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital. When dividends are paid on common shares, additional dividend equivalent RSUs are granted to all RSU holders as of the dividend payment date. The number of additional RSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding RSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional RSUs are granted subject to the same service criteria as the underlying RSUs.
The Company has a Performance Restricted Share Unit ("PSU") plan which is described in note 21(b). The PSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Human Resources and Compensation Committee at the date of the grant. Such performance criteria include the passage of time and, for awards prior to 2022, is based upon the improvement of total shareholder return ("TSR") as compared to a defined Canadian company peer group. For awards in 2022 and later, performance is based equally on four criteria: (a) improvement of TSR as compared to a defined group consisting of Canadian and US public companies and relevant S&P/TSX small-cap subset indexes; (b) adjusted earnings before interest and taxes; (c) free cash flow; and (d) adjusted return on invested capital. TSR is calculated using the fair market values of voting common shares at the grant date, the fair market value of voting common shares at the vesting date and the total dividends declared and paid throughout the vesting period. The grants are measured at fair value on the grant date using a Monte Carlo model. The Company settles all PSUs with common shares purchased on the open market through a trust arrangement. Employees have the option to receive the full amount of vested units or to have the Company withhold shares to satisfy the tax withholding requirements on their behalf. The Company recognizes compensation cost over the three-year term of the PSU in the Consolidated Statements of Operations and Comprehensive Income, with a corresponding increase to additional paid-in capital.
The Company has a Deferred Stock Unit ("DSU") Plan which is described in note 21(c). The DSU plan enables directors and executives to receive all or a portion of their annual fee or annual executive bonus compensation in the form of DSUs and are settled in cash. The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. Compensation expense is calculated based on the number of DSUs multiplied by the fair market value of each DSU as determined by the volume weighted-average trading price of the Company’s common shares for the 5 trading days immediately preceding the day on which the fair market value is to be determined, with any changes in fair value recognized in general and administrative expenses in the Consolidated Statements of Operations and Comprehensive Income. DSUs are liability classified and are revalued at the end of every reporting period. Compensation costs related to DSUs are recognized in full upon the grant date as the units vest immediately. When dividends are paid on common shares, additional dividend equivalent DSUs are granted to all DSU holders as of the dividend payment date. The number of additional DSUs to be granted is determined by multiplying the dividend payment per common share by the number of outstanding DSUs, divided by the fair market value of the Company's common shares on the dividend payment date. Such additional DSUs are granted subject to the same service criteria as the underlying DSUs.
As stock-based compensation expense recognized in the Consolidated Statements of Operations and Comprehensive Income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. Forfeitures are estimated at the time of grant and revised in subsequent periods if actual forfeitures differ from those estimated.
t) Net income per share
Basic net income per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period (see note 17(b)). Diluted net income per share is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the year, adjusted for dilutive share amounts. The diluted per share amounts are calculated using the treasury stock method and the if-converted method.
u) Leases
For lessee accounting, the Company determines whether a contract is or contains a lease at inception of the contract. At the lease commencement date, the Company recognizes a right-of-use ("ROU") asset and a lease liability. The ROU asset for operating and finance leases are included in operating lease right-of-use assets and property, plant and equipment, respectively, on the Consolidated Balance Sheets. The lease liability for operating and finance leases are included in operating lease liabilities and long-term debt, respectively.

Consolidated Financial Statements December 31, 2025	F - 12	North American Construction Group Ltd.

Operating and finance lease assets and liabilities are initially measured at the present value of lease payments at the commencement date. Subsequently, finance lease liabilities are measured at amortized cost using the effective interest rate method and operating lease liabilities are measured at the present value of unpaid lease payments.
As most of the Company’s operating lease contracts do not provide the implicit interest rate, nor can the implicit interest rate be readily determined, the Company uses its incremental borrowing rate as the discount rate for determining the present value of lease payments. The Company's incremental borrowing rate for a lease is the rate that the Company would pay to borrow an amount equal to the lease payments on a collateralized basis over a similar term. The Company uses the lease implicit interest rate when it is determinable.
The lease term for all of the Company's leases includes the non-cancellable period of the lease plus any period covered by options to extend (or not to terminate) the lease term when it is reasonably certain that the Company will exercise that option.
Lease payments are comprised of fixed payments owed over the lease term and the exercise price of a purchase option if the Company is reasonably certain to exercise the option. The ROU assets for both operating and finance leases are initially measured at cost, which consists of the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred, less any lease incentives received. For finance leases, ROU asset depreciation expense is recognized and presented separately from interest expense on the lease liability through depreciation and interest expense, net, respectively. The ROU asset for operating leases is measured at the amortized value of the ROU asset. For operating leases, amortization of the ROU asset is calculated as the current-period lease cost adjusted by the lease liability accretion to the then outstanding lease balance. Lease expense of the operating lease ROU asset is recognized on a straight-line basis over the remaining lease term through general and administrative expenses.
ROU assets for operating and finance leases are reduced by any accumulated impairment losses. The Company's existing accounting policy for impairment of long-lived assets is applied to determine whether an ROU asset is impaired, and if so, the amount of the impairment loss to be recognized.
The Company monitors for events or changes in circumstances that require a reassessment of one or more of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset.
The Company generally accounts for contracts with lease and non-lease components separately. This involves allocating the consideration in the contract to the lease and non-lease components based on each component’s relative standalone price. For certain leases, the Company has elected to apply the practical expedient to account for the lease and non-lease components together as a single lease component. Non-lease components include common area maintenance and machine maintenance. For those leases, the lease payments used to measure the lease liability include all of the fixed consideration in the contract.
ROU assets and lease liabilities for all leases that have a lease term of 12 months or less ("short-term leases") are not recognized. The Company recognizes its short-term lease payments as an expense on a straight-line basis over the lease term. Short-term lease variable payments are recognized in the period in which the payment is assessed.
For lessor accounting, the Company entered into contracts to sublease certain operating property leases to third parties and generally accounts for lease and non-lease components of subleases separately. For certain operating leases of heavy equipment, the Company has elected to apply the practical expedient to account for lease and non-lease components together as a single lease component. Non-lease components for operating leases of heavy equipment include machine maintenance.
If any of the following criteria are met, the Company classifies the lease as a sales-type lease:
•The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;
•The lease grants the lessee an option to purchase the underlying asset that the lessee is reasonably certain to exercise;
•The lease term is for the major part of the remaining economic life of the underlying asset. However, if the commencement date falls at or near the end of the economic life of the underlying asset, this criterion shall not be used for purposes of classifying the lease;
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments equals or exceeds substantially all of the fair value of the underlying asset.

Consolidated Financial Statements December 31, 2025	F - 13	North American Construction Group Ltd.

•The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.
When none of these criteria are met, the Company classifies the lease as an operating lease unless both of the following criteria are met, in which case the Company records the lease as a direct financing lease:
•The present value of the sum of the lease payments and any residual value guaranteed by the lessee that is not already reflected in the lease payments and/or any other third party unrelated to the lessor equals or exceeds substantially all of the fair value of the underlying asset.
•It is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee.
For sales-type leases, the Company recognizes the net investment in the lease, and derecognizes the underlying asset on the Consolidated Balance Sheets. The interest income over the lease term is recognized in the Consolidated Statements of Operations and Comprehensive Income, with cash received from leases classified as operating cash flows in the Consolidated Statements of Cash Flows. The difference between the cash received from leases and the interest income is the reduction of the initial net investment. The net investment at the end of the lease term will equate to the estimated residual value at lease inception. For operating leases, the Company continues to recognize the underlying asset on the Consolidated Balance Sheets, and lease income is recognized in revenue, straight-line over the lease term in the Consolidated Statements of Operations and Comprehensive Income. The cash received from leases are classified as operating cash flows on the Consolidated Statements of Cash Flows.
v) Deferred financing costs
Underwriting, legal and other direct costs incurred in connection with the issuance of debt are presented as deferred financing costs. Deferred financing costs related to the mortgage and the issuance of Convertible Debentures are included within liabilities on the Consolidated Balance Sheets and are amortized using the effective interest method over the term to maturity. When Convertible Debentures are converted before maturity, the remaining balance of deferred financing costs are recognized in the capital accounts to reflect the shares issued. Deferred financing costs related to revolving facilities under the credit facilities are included within other assets on the Consolidated Balance Sheets and are amortized ratably over the term of the Credit Facility.
w) Investments in affiliates and joint ventures
Upon inception or acquisition of a contractual agreement, the Company performs an assessment to determine whether the arrangement contains a variable interest in a legal entity and whether that legal entity is a variable interest entity ("VIE"). Where it is concluded that the Company is the primary beneficiary of a VIE, the Company will consolidate the accounts of that VIE. Other qualitative factors that are considered include decision-making responsibilities, the VIE capital structure, risk and rewards sharing, contractual agreements with the VIE, voting rights and level of involvement of other parties. The Company assesses the primary beneficiary determination for a VIE on an ongoing basis as changes occur in the facts and circumstances related to a VIE. If an entity is determined not to be a VIE, the voting interest entity model will be applied. The maximum exposure to loss as a result of involvement with the VIE is the Company’s share of the investee’s net assets.
The Company utilizes the equity method to account for its interests in affiliates and joint ventures that the Company does not control but over which it exerts significant influence. The equity method is typically used when it has an ownership interest of between 15% and 50% in an entity, provided the Company is able to exercise significant influence over the investee’s operations. Significant influence is the power to participate in the financial and operating policy decisions of the investee.
Under the equity method, the investment in an affiliate or a joint venture is initially recognized at cost. Transaction costs that are incremental and directly attributable to the investment in the affiliate or joint venture are included in the cost. The total initial cost of the investment is attributable to the net assets in the equity investee at fair value.
The carrying amount of investment is adjusted to recognize changes in the Company’s share of net assets of the affiliate or joint venture since the acquisition date.
The aggregate of the Company’s share of profit or loss of affiliates and joint ventures is shown on the face of the Consolidated Statements of Operations and Comprehensive Income, representing profit or loss in the subsidiaries of the affiliate or joint venture. This share of profit or loss is inclusive of any mark-to-market adjustments made by the affiliates or joint ventures. Transactions between the Company and the affiliate or joint venture are eliminated to

Consolidated Financial Statements December 31, 2025	F - 14	North American Construction Group Ltd.

the extent of the interest in the affiliate or joint venture. When the Company earns revenue on downstream sales to affiliate or joint ventures, it eliminates its proportionate share of profit through equity earnings in affiliates and JVs.
After application of the equity method, the Company determines whether it is necessary to recognize an impairment loss on its investment in its affiliate or joint venture. At each reporting date, the Company determines whether there is objective evidence that the investment in the affiliate or joint venture is impaired. If there is such evidence, the Company calculates the amount of impairment as the difference between the recoverable amount of the associate or joint venture and its carrying value, and then recognizes the loss within "equity earnings in affiliates and joint ventures" in the Consolidated Statements of Operations and Comprehensive Income. Upon loss of significant influence over the associate or joint control over the joint venture, the Company measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of the associate or joint venture upon loss of significant influence or joint control and the fair value of the retained investment and proceeds from disposal is recognized in the Consolidated Statements of Operations and Comprehensive Income.
x) Derivative instruments
The Company may periodically use derivative financial instruments to manage financial risks from fluctuations in share prices. Such instruments are only used for risk management purposes. Derivative financial instruments are subject to standard terms and conditions, financial controls, management and risk monitoring procedures including Board approval for all significant transactions. These derivative financial instruments were not designated as hedges for accounting purposes and were recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income.
y) Business combinations
Business combinations are accounted for using the acquisition method. Assets acquired and liabilities assumed are recorded at the acquisition date at their fair values. The Company measures goodwill as the excess of the total cost of acquisition over the fair value of identifiable net assets of an acquired business at the acquisition date. Any contingent consideration payable is recognized at fair value at the acquisition date. Any subsequent changes to fair value are recognized in the Consolidated Statement of Operations and Comprehensive Income.
3. Accounting pronouncements recently adopted
a) Joint venture formations
The Company adopted the new standard for joint venture formations effective January 1, 2025. In August 2023, the FASB issued ASU 2023-05, Business Combinations - Joint Venture Formations. This accounting standard update was issued to create new requirements for valuing contributions made to a joint venture upon formation. The adoption of this new standard did not have a material impact to the consolidated financial statements.
b) Stock compensation
The Company adopted the new standard for stock compensation effective January 1, 2025. In March 2024, the FASB issued ASU 2024-01, Compensation - Stock Compensation. This accounting standard update was issued to reduce complexity in determining if profit interest awards are subject to Topic 718 and to reduce diversity in practice. The adoption of this new standard did not have a material impact to the consolidated financial statements.
c) Financial instruments - Credit losses
The Company adopted the new standard for credit losses effective July 1, 2025 by electing early adoption. In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses. This accounting standard update allows entities to apply a practical expedient that assumes that conditions as of the balance sheet date do not change for the remaining life of the asset when estimating expected credit losses of current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The adoption of this new standard did not have a material impact on the consolidated financial statements.
d) Income taxes
The Company adopted the new standard for income taxes effective January 1, 2025. In December 2023, the FASB issued ASU 2023-09, Income Taxes: Improvements to Income Tax Disclosures. This accounting standard update was issued to increase transparency by improving income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The Company has updated its disclosures to reflect the additional requirements.

Consolidated Financial Statements December 31, 2025	F - 15	North American Construction Group Ltd.

4. Recent accounting pronouncements not yet adopted
a) Debt with conversion options
In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options. This accounting standard update was issued to improve the relevance and consistency in application of the induced conversion guidance in Subtopic 470-20. This standard is effective for annual statements for the fiscal year beginning January 1, 2026. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
c) Intangibles - Goodwill and Other - Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
5. Accounts receivable

	Note	December 31, 2025	December 31, 2024
Trade	10	$51,717	$69,411
Holdbacks		3,184	791
Accrued trade receivables		63,199	71,933
Contract receivables		$118,100	$142,135
Other		30,828	23,935
		$148,928	$166,070
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.
6. Revenue
a) Disaggregation of revenue

Year ended December 31,	2025	2024
Revenue by source
Operations support services	$1,162,687	$1,121,802
Equipment and component sales	32,986	40,324
Construction services	88,618	3,661
	$1,284,291	$1,165,787

By commercial terms
Time-and-materials	$1,088,482	$1,026,027
Unit-price	187,833	125,728
Lump-sum	7,976	14,032
	$1,284,291	$1,165,787

Revenue recognition method
As-invoiced	$1,058,765	$1,059,858
Cost-to-cost percent complete	192,540	65,605
Point-in-time	32,986	40,324
	$1,284,291	$1,165,787

Consolidated Financial Statements December 31, 2025	F - 16	North American Construction Group Ltd.

b) Contract balances

	Note	December 31, 2025	December 31, 2024
Contract assets		$30,472	$4,135

Contract liabilities
Contract liabilities		22,848	1,944
Long-term contract liabilities (included in other long-term obligations)	15	1,836	19,027
		$24,684	$20,971
The increase in the contract assets balance reflects a sale of heavy equipment (note 8) and an increase in cost-to-cost percent complete scopes of work.
The Company recognized revenue of $2,000 in 2025 that was included in the contract liability balance as of December 31, 2024 ($59 in 2024 that was included in the contract balance as of December 31, 2023).
c) Performance obligations
The following table provides information about revenue recognized from performance obligations that were satisfied (or partially satisfied) in previous periods:

Year ended December 31,	2025	2024
Revenue derecognized	$(937)	$(8,377)
These amounts relate to cumulative catch-up adjustments arising from changes in estimated cost of sales on cost-to-cost percent complete jobs and final settlement of constrained variable consideration. In 2024, final settlements of constrained variable consideration included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.
d) Transaction price allocated to the remaining performance obligations
The estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period is $105,049, all of which is expected to be recognized in 2026. Included is all expected consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
e) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the year ended December 31, 2025 of $3,223 (year ended December 31, 2024 - $nil). The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at December 31, 2025, of $3,223 (December 31, 2024 - $nil). In 2024, final settlements of unapproved contract modifications included $8,044 of previously recognized revenue that was derecognized as a result of negotiations with the client in exchange for securing a contract extension, and an additional $822 was derecognized upon final settlement of contractual amounts with another customer.
7. Inventories

	December 31, 2025	December 31, 2024
		Restated Notes 2, 24
Repair parts	$58,451	$49,991
Fuel and lubricants	1,470	2,612
Parts and supplies	$59,921	$52,603
Parts, supplies and components for equipment rebuilds	15,565	15,397
Customer rebuild work in process	174	1,027
	$75,660	$69,027
Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.

Consolidated Financial Statements December 31, 2025	F - 17	North American Construction Group Ltd.

8. Property, plant and equipment

December 31, 2025	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$623,437	$185,633	$437,804
Major component parts in use	828,951	300,484	528,467
Other equipment	61,927	37,512	24,415
Licensed motor vehicles	27,399	11,588	15,811
Office and computer equipment	10,914	7,702	3,212
Buildings	29,597	6,305	23,292
Capital inventory and capital work in progress	206,008	—	206,008
Land	26,266	—	26,266
	1,814,499	549,224	1,265,275

Assets under finance lease
Heavy equipment	85,887	21,978	63,909
Major component parts in use	31,260	10,159	21,101
Other equipment	2,885	714	2,171
Licensed motor vehicles	7,213	817	6,396
	127,245	33,668	93,577

Total property, plant and equipment	$1,941,744	$582,892	$1,358,852

December 31, 2024	Cost	Accumulated Depreciation	Net Book Value
Owned assets
Heavy equipment	$598,377	$151,136	$447,241
Major component parts in use	799,284	266,204	533,080
Other equipment	55,443	35,901	19,542
Licensed motor vehicles	19,684	7,895	11,789
Office and computer equipment	10,224	6,988	3,236
Buildings	45,469	5,946	39,523
Capital inventory and capital work in progress	118,829	—	118,829
Land	10,472	—	10,472
	1,657,782	474,070	1,183,712

Assets under finance lease
Heavy equipment	55,663	19,958	35,705
Major component parts in use	26,848	4,976	21,872
Other equipment	3,941	713	3,228
Licensed motor vehicles	7,943	586	7,357
	94,395	26,233	68,162

Total property, plant and equipment	$1,752,177	$500,303	$1,251,874
On December 1, 2025, the Company entered into an agreement to dispose of 15 heavy equipment units in Canada and $3,834 of related inventory. The terms of this deal consisted of a cash payment of $1,800, the buyer's acceptance of the outstanding financing liabilities associated with the assets, and the acquisition of 7 heavy equipment units with a value of $34,000. This sale was recognized in the financial statements for the year ending December 31, 2025, except for the reassignment of the financing liabilities, which was completed on January 29, 2026. As of December 31, 2025, the Company’s Consolidated Balance Sheets reflected $16,564 in contract assets resulting from this transaction, along with $17,305 recorded under the current portion of long-term debt relating to the financing obligations assignments. These amounts were subsequently removed when the financing obligations were reassigned on January 29, 2026.
9. Finance and operating leases
As a lessee, the Company has finance and operating leases for heavy equipment, shop facilities, vehicles and office facilities. These leases have terms of 1 to 15 years, with options to extend on certain leases for up to five years. The Company generates operating lease income from the sublease of certain office facilities and heavy equipment rentals.

Consolidated Financial Statements December 31, 2025	F - 18	North American Construction Group Ltd.

a) Minimum lease payments and receipts
The future minimum lease payments and receipts from non-cancellable leases as at December 31, 2025, for the periods shown are as follows:

	Payments		Receipts
For the year ending December 31,	Finance Leases	Operating Leases	Operating leases
2026	$27,178	$1,993	$5,641
2027	23,371	1,580	158
2028	18,769	1,467	158
2029	17,164	1,321	158
2030 and thereafter	3,047	7,330	1,012
Total minimum lease payments	$89,529	$13,691	$7,127
Less: amount representing interest	(8,085)	(2,498)
Carrying amount of minimum lease payments	$81,444	$11,193
Less: current portion	(23,715)	(1,495)
Long term	$57,729	$9,698
b) Lease expenses and income

Year ended December 31,	2025	2024
Short-term lease expense	$25,617	$28,518
Operating lease expense	1,880	2,242
Operating lease income	(606)	(683)
During the year ended December 31, 2025, depreciation of equipment under finance leases was $13,684 (December 31, 2024 - $16,806). Finance lease obligations are included in long-term debt (note 14).
c) Supplemental information

	December 31, 2025	December 31, 2024
Weighted-average remaining lease term (in years):
Finance leases	3.1	3.5
Operating leases	8.6	9.9
Weighted-average discount rate:
Finance leases	4.93%	5.65%
Operating leases	4.87%	5.02%
10. Investments in affiliates and joint ventures
The following is a summary of the Company's interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

Consolidated Financial Statements December 31, 2025	F - 19	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance during the year:

	December 31, 2025	December 31, 2024
Balance, beginning of the year	$84,692	$81,435
Share of net (loss) income	(11,331)	15,299
Dividends and advances received from affiliates and joint ventures	(2,204)	(7,336)
Derecognition of BNA(i)	—	(4,061)
Intercompany eliminations and other	(741)	(645)
Balance, end of the year	$70,416	$84,692
(i) On October 31, 2024, NACG acquired the remaining 50% interest in BNA Remanufacturing Limited Partnership for $4,210 from BSC Holdings, ULC, resulting in 100% ownership, with no material impact on NACG's financial statements.
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

December 31, 2025	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$15,820	$10,365	$161	$362	$26,708
Other current assets	36,880	52,157	23,611	1,422	114,070
Non-current assets	276,530	11,097	18,922	6,928	313,477
Total assets	$329,230	$73,619	$42,694	$8,712	$454,255
Liabilities
Contract liabilities	$21,077	$—	$184	$57	$21,318
Other current liabilities (excluding current portion of long-term debt)	68,295	28,544	140	1,454	98,433
Long-term debt (including current portion)	221,231	28,249	4,265	5,858	259,603
Non-current liabilities	105	—	4,380	—	4,485
Total liabilities	$310,708	$56,793	$8,969	$7,369	$383,839
Net investments in affiliates and joint ventures	$18,522	$16,826	$33,725	$1,343	$70,416

December 31, 2024	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$78,346	$3,197	$1,518	$364	$83,425
Other current assets	5,342	43,424	36,053	1,899	86,718
Non-current assets	270,763	34,393	18,198	7,439	330,793
Total assets	$354,451	$81,014	$55,769	$9,702	$500,936
Liabilities
Contract liabilities	$69,683	$—	$2,311	$4	$71,998
Other current liabilities (excluding current portion of long-term debt)	30,528	37,401	6,045	1,900	75,874
Long-term debt (including current portion)	219,516	30,221	7,508	6,021	263,266
Non-current liabilities	341	—	4,765	—	5,106
Total liabilities	$320,068	$67,622	$20,629	$7,925	$416,244
Net investments in affiliates and joint ventures	$34,383	$13,392	$35,140	$1,777	$84,692
As of December 31, 2025, current assets include contract assets of $1,591 for Nuna from variable consideration related to unapproved contract modifications (December 31, 2024 - $8,281). During the year ended December 31, 2025, Nuna settled one unapproved contract modification for $4,000 and recognized a loss of $4,296 upon this settlement.
Concurrent with the transaction disclosed in note 8 of these annual financial statements, Mikisew North American Limited Partnership (“MNALP”), completed the sale of 11 assets with the same external buyer. The consideration for this transaction comprised cash proceeds of $17,000 ($8,330 at the consolidated level) and the buyer’s assumption of the outstanding financing obligations associated with the assets. As of December 31, 2025, the Company’s proportionate share of other current assets and other current liabilities related to the assignment of leases associated with this transaction was $18,303 and $18,723, respectively. The transfer of these equipment financing obligations was completed on January 29, 2026, at which point the related balances were derecognized from the Company’s financial statements.

Consolidated Financial Statements December 31, 2025	F - 20	North American Construction Group Ltd.

Statements of Operations

Year ended December 31, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$143,174	$307,261	$34,733	$9,432	$494,600
Gross (loss) profit	(12,311)	8,089	4,427	1,022	1,227
(Loss) income before taxes	(14,389)	5,253	(3,926)	712	(12,350)
Net (loss) income	$(14,389)	$5,253	$(2,753)	$558	$(11,331)

Year ended December 31, 2024	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$152,784	$294,522	$56,994	$12,837	$517,137
Gross profit	8,613	10,264	4,045	1,181	24,103
Income (loss) before taxes	10,150	7,347	(3,764)	938	14,671
Net income (loss)	$10,150	$7,347	$(3,086)	$888	$15,299
(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
During the year ended December 31, 2025, Nuna recognized a loss of $4,296 related to the settlement of a legacy claim. Additionally, Fargo recorded cumulative catch-up adjustments of $7,700 in 2025 Q2 and $12,918 in 2025 Q4 to reflect decreased forecasted project margins.
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	December 31, 2025	December 31, 2024
Accounts receivable	$66,899	$73,928
Contract assets	5,668	2,619
Other assets	475	112
Accounts payable	4,187	12,660
Accrued liabilities	16,011	9,070
The Company enters into transactions with a number of its joint ventures and affiliates, primarily consisting of subcontractor services, equipment rental revenue and sales of equipment and components. These transactions are conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the years ended December 31, 2025 and 2024, revenue earned from these services was $571,176 and $560,037, respectively. The majority of services are completed through MNALP, which performs the role of contractor and, in turn, subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when the external customer is invoiced by MNALP and are settled when MNALP receives payment. At December 31, 2025, MNALP accounts receivable of $63,854 on its balance sheet (December 31, 2024 - $84,042).
11. Other assets

	Note	December 31, 2025	December 31, 2024
Deferred financing costs		$3,790	$4,845
Goodwill		535	520
Loans to affiliates and joint ventures		475	112
Derivative financial instruments	16(b)	—	3,952
Long-term prepaid expenses		398	416
		$5,198	$9,845

Consolidated Financial Statements December 31, 2025	F - 21	North American Construction Group Ltd.

12. Income taxes
Income before income taxes is summarized below for the periods indicated:

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Canada	$(3,710)	$32,958
Foreign	60,184	27,011
Income before income taxes	$56,474	$59,969
Provision (benefit) for income taxes consists of the following for the periods indicated:

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Current:
Canada	$8,773	$2,837
Provincial	4,679	1,513
Foreign	(5,491)	(7,620)
Total current income tax expense (benefit)	$7,961	$(3,270)
Deferred:
Canada	(8,137)	7,919
Provincial	(4,340)	4,224
Foreign	27,156	7,087
Total deferred income tax expense	$14,679	$19,230
Provision for income taxes	$22,640	$15,960
Cash taxes paid (net of refunds received) by jurisdiction for the periods indicated:

Year ended December 31,	2025	2024
Canada	$4,674	$911
Provincial	2,804	144
Foreign	2,864	9,671
Cash taxes paid	$10,342	$10,726
The following table reconciles income tax expense (recovery) computed by applying Canada's Statutory income tax rate against income (loss) before income taxes to the provision (recovery) for income taxes:

Year ended December 31,	2025		2024
			Restated Notes 2, 24
	$	%	$	%
Income before income taxes	$56,474		$59,969
Equity loss (earnings) in affiliates and joint ventures	11,331		(15,299)
Income subject to tax	67,805		44,670
Canada statutory tax rate	15.0%		15.0%
Expected tax	10,171		6,701
Provincial income tax	97		5,317
Foreign tax effects
Australia:
Foreign tax rate differential	11,698	20.7%	5,339	8.9%
Earnout adjustment	(646)	(1.1)%	(1,317)	(2.2)%
Non-deductible interest expense	795	1.4%	1,224	2.0%
Other	790	1.4%	(1,636)	(2.7)%
USA:
Foreign tax rate differential	(372)	(0.7)%	115	0.2%
Other	744	1.3%	1,521	2.5%
Withholding tax	2,095	3.7%	1,476	2.5%
Stock-based compensation	1,098	1.9%	810	1.4%
Tax (recovery) expense on equity earnings in affiliates and joint ventures	(2,225)	(3.9)%	2,295	3.8%
Non-taxable portion of capital gain	(121)	(0.2)%	(110)	(0.2)%
Other adjustments	(1,484)	(2.6)%	(5,775)	(9.6)%
Provision for income taxes	$22,640	40.1%	$15,960	26.6%

Consolidated Financial Statements December 31, 2025	F - 22	North American Construction Group Ltd.

The deferred tax assets and liabilities are summarized below:

	December 31, 2025	December 31, 2024
Deferred tax assets:
Finance lease obligations	$28,810	$26,541
Non-capital and net capital loss carryforwards	21,044	13,740
Contingent obligations	3,550	17,200
Denied interest	3,323	2,632
Accrued liabilities	11,313	5,721
Stock-based compensation	3,652	5,542
Operating lease obligations	2,227	3,116
Derivative financial instruments	1,243	—
Acquisition costs	1,134	1,470
Other	8,818	4,419
	$85,114	$80,381

Deferred tax liabilities:
Property, plant and equipment	$205,313	$179,581
Investments in affiliates and joint ventures	9,169	12,387
Contract assets	3,764	602
Operating lease right-of-use assets	2,522	3,002
Inventories	—	1,231
Deferred financing costs	734	1,114
Other	4,895	7,842
	$226,397	$205,759

Net deferred income tax liability	$141,283	$125,378
Classified as:

	December 31, 2025	December 31, 2024
Deferred tax asset	$—	$—
Deferred tax liability	(141,283)	(125,378)
	$(141,283)	$(125,378)
The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, Alberta provincial jurisdiction, the U.S. federal jurisdiction, three U.S state jurisdictions and the Australian federal jurisdiction. The Company is engaged in various tax examinations in Canada. The CRA has completed its examination of our federal income tax returns through 2021. Tax years 2022 and 2023 remain open to examination by the CRA.
At December 31, 2025, the Company has non-capital loss carryforwards of $86,243, which expire as follows:

December 31, 2025
2026	$3
2027	278
2030	1
2032	175
2033	9,095
2037	5
2039	29
2040	406
2041	3,569
2042	3,576
2043	3,398
2044	500
No expiry	65,208
$86,243
Of the non-capital loss carryforwards with no expiry, $37,295 are in the US jurisdiction, and $27,913 are in the Australian jurisdiction. The rest are in the Canadian jurisdiction with the expiries listed above. There are no uncertain tax positions taken as at December 31, 2025.

Consolidated Financial Statements December 31, 2025	F - 23	North American Construction Group Ltd.

13. Accrued liabilities

	Note	December 31, 2025	December 31, 2024
			Restated Notes 2, 24
Payroll liabilities		$51,122	$43,355
Loans from affiliates and joint ventures		15,047	8,299
Accrued interest payable		7,033	1,982
Prepaid lease deposits		5,058	458
Income and other taxes payable		5,535	20,551
Dividends payable	17(d)	3,272	3,022
Current portion of DSU liabilities	21(c)	1,868	—
Other		373	343
		$89,308	$78,010
14. Long-term debt

	Note	December 31, 2025	December 31, 2024
Senior unsecured notes	14(a)	$350,000	$—
Equipment financing	14(b)	309,238	253,639
Credit Facility	14(d)	174,156	395,844
Convertible debentures	14(e)	55,000	129,106
Mortgage	14(f)	26,742	27,600
Unamortized debt premium on senior secured notes	14(a)	3,587	—
Unamortized deferred financing costs	14(g)	(8,337)	(2,596)
		$910,386	$803,593
Less: current portion of long-term debt		(160,557)	(84,194)
		$749,829	$719,399
The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2025, are: $160.5 million in 2026, $85.6 million in 2027, $237.3 million in 2028, $47.7 million in 2029 and $384.0 million in 2030 and thereafter.
a) Senior unsecured notes
On May 1, 2025, the Company completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, the Company completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage and rank senior to existing convertible debentures.

Consolidated Financial Statements December 31, 2025	F - 24	North American Construction Group Ltd.

During the year ended December 31, 2025, the Company incurred financing costs of $8,949 relating to the issuance of the Notes. These costs were capitalized as deferred financing costs and are amortized on a straight-line basis over the contractual terms of the Notes, with the amortization recognized to interest expense.
b) Equipment financing

	Note	December 31, 2025	December 31, 2024
Financing obligations	8,14(c)	$225,294	$197,018
Finance lease obligations	9	81,444	54,558
Promissory notes		2,500	2,063
		$309,238	$253,639

Year ended December 31,	2025			2024
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$109,531	$(85,996)	$4,741	$114,930	$(77,363)	$(2,815)
Finance lease obligations	51,266	(25,076)	696	30,377	(28,860)	190
Promissory notes	2,374	(1,937)	—	—	(3,286)	—
	$163,171	$(113,009)	$5,437	$145,307	$(109,509)	$(2,625)
c) Financing obligations
During the year ended December 31, 2025, the Company entered into $109,531 of new financing obligations. These obligations are secured by the corresponding property, plant and equipment and require monthly payments over the contract term. The annual interest rates on the new obligations ranged from 4.32% to 6.98%, with maturities extending through 2030.
During the year ended December 31, 2024, the Company entered into $114,930 of new financing obligations. These obligations are secured by the corresponding property, plant and equipment and require monthly payments over the contract term. The annual interest rates on the new obligations ranged from 5.56% to 7.92%, with maturities extending through 2029.
Subsequent to December 31, 2025, $17,305 recorded under the current portion of long-term debt relating to the financing obligations assignments were removed upon reassignment on January 29, 2026 (note 8).
d) Credit Facility
On May 1, 2025, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a banking syndicate. The amended agreement matures on May 1, 2028, with an option to extend on an annual basis, subject to certain conditions. The agreement is comprised solely of a revolving facility that includes a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, totaling $528.9 million of lending capacity using the exchange rate in effect as at December 31, 2025. As at December 31, 2025, the Credit Facility had borrowings of $165.0 million under the Canadian dollar tranche and $10.0 million AUD under the Australian dollar tranche, for total borrowings of $174.2 million using the exchange rate in effect as at December 31, 2025. The Credit Facility permits Senior Unsecured Notes to a limit of $400.0 million, equipment financing to a limit of $400.0 million and certain other borrowings outstanding to a limit of $20.0 million. The permitted amount of $400.0 million for equipment financing includes guarantees provided by the Company to certain joint ventures. During the year ended December 31, 2025, financing costs of $0.6 million were incurred in connection with the amended Credit Facility and are recorded as deferred financing costs in other assets on the Consolidated Balance Sheets.
As at December 31, 2025, there was $32.5 million (December 31, 2024 - $34.0 million) in issued letters of credit under the Credit Facility and the unused borrowing availability was $322.3 million (December 31, 2024 - $92.7 million).
As at December 31, 2025, there was an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). Borrowing availability under finance lease obligations considers the current and long-term portion of finance lease obligations and financing obligations, including the finance lease obligations for the joint ventures that the Company guarantees.
The Credit Facility has three financial covenants that must be tested quarterly on a trailing four-quarter basis. As at December 31, 2025, the Company was in compliance with its financial covenants.

Consolidated Financial Statements December 31, 2025	F - 25	North American Construction Group Ltd.

•The first covenant is the Senior Debt to Bank EBITDA Ratio
◦"Senior Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) promissory notes; (iv) financing obligations; and (v) guarantees provided for joint ventures. For clarity, Senior Debt excludes vendor financing, convertible debentures and senior unsecured notes.
◦"Bank EBITDA" is defined as earnings before interest, taxes, depreciation and amortization, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash stock-based compensation expense, gain or loss on disposal of property, plant and equipment, acquisition costs, and certain other non-cash items included in the calculation of net income.
◦The Senior Debt to Bank EBITDA Ratio must be no greater than 3.0:1.
•The second covenant is the Total Debt to Bank EBITDA Ratio.
◦"Total Debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) finance leases; (ii) borrowings under the Company's credit facilities (including outstanding Letters of Credit); (iii) mortgage; (iv) promissory notes; (v) financing obligations; (vi) vendor financing; (vii) guarantees provided for joint ventures; and (viii) senior unsecured notes. For clarity, Total Debt excludes convertible debentures.
◦The Total Debt to Bank EBITDA Ratio must be less than or equal to 4.0:1.
•The third covenant is the Interest Coverage Ratio which is calculated by dividing Bank EBITDA by cash Interest Expense.
◦"Interest Expense" is defined as the aggregate amount of interest and other financing charges paid or payable by the Canadian Borrower, on account of such period with respect to Debt, including interest, amortization of discount and financing fees, commissions, discounts, the interest or time value of money component of costs related to factoring or securitizing receivables or monetizing inventory and other fees and charges payable with respect to letters of credit, letters of guarantee and bankers’ acceptance financing, standby fees, the interest component of Capital Leases, all as determined in accordance with GAAP.
◦The Interest Coverage Ratio must be greater than 3.0:1.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate ("BBSY"), Canadian bankers’ acceptance rate or the Secured Overnight Financing Rate ("SOFR") (all such terms as used or defined in the Credit Facility), plus applicable margins. Based on amounts drawn as at December 31, 2025, the weighted interest rate for the Credit Facility was 5.60% (December 31, 2024 - 6.74%). The Company is also subject to non-refundable standby fees of 0.40% to 0.75%, depending on the Company's Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all of the Company's existing and after-acquired property.
The Company acts as a guarantor for drawn amounts under revolving equipment lease credit facilities which have a combined capacity of $115.0 million for Mikisew North American Limited Partnership ("MNALP"), an affiliate of the Company. This equipment lease credit facility will allow MNALP to avail the credit through a lease agreement and/or equipment finance contract with appropriate supporting documents. As at December 31, 2025, the Company has provided guarantees on this facility of $57.7 million (December 31, 2024 - $61.7 million). The Company is only liable for any shortfall that might exist in the event of a default if proceeds from the sale of the underlying assets are insufficient to cover amounts owing. At this time, there have been no instances or indication that payments will not be made by MNALP and, therefore, no liability has been recorded related to this guarantee. As at December 31, 2025, $37.6 million of the balance of these guarantees was included in the consideration receivable related to the divestiture of the Caterpillar 797 (400-ton) haul trucks and were reassigned on January 29, 2026.

Consolidated Financial Statements December 31, 2025	F - 26	North American Construction Group Ltd.

e) Convertible debentures

	December 31, 2025	December 31, 2024
5.50% convertible debentures	$—	$74,106
5.00% convertible debentures	55,000	55,000
	$55,000	$129,106
On January 29, 2025, the Company issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025, and February 28, 2025, holders elected to convert $72,749 of the outstanding principal amount into 3,002,231 common shares. The Company paid the remaining balance of $1,357 in cash and delisted the debentures from the Toronto Stock Exchange. The Company also derecognized unamortized deferred financing costs of $1,912 related to these debentures.
The 5.00% convertible debentures were issued March 20, 2019, and mature on March 31, 2026. Interest is payable semi-annually on March 31 and September 30 of each year. The current conversion price is $25.02, and is adjusted upon certain events, including: the subdivision or consolidation of the outstanding common shares, issuance of certain options, rights or warrants, distribution of cash dividends in an amount greater than $0.12 per common share for the 5.00% convertible debentures, and other reorganizations such as amalgamations or mergers. The debentures are redeemable under certain conditions after a change in control has occurred. If a change in control occurs, the Company is required to offer to purchase all of the convertible debentures at a price equal to 101% of the principal amount plus accrued and unpaid interest to the date of purchase. The debentures are otherwise not redeemable by the Company. The remaining unamortized deferred financing costs on the debentures is $80.
f) Mortgage
The mortgage has a maturity date of November 1, 2046, and bears variable interest at a floating base rate of 5.60% minus a variance of 2.20%, equal to 3.40%. The mortgage is secured by the corresponding land and building in Acheson, Alberta.
g) Deferred financing costs

	December 31, 2025	December 31, 2024
Cost	$11,751	$6,336
Accumulated amortization	3,414	3,740
	$8,337	$2,596
15. Other long-term obligations

	Note	December 31, 2025	December 31, 2024
DSU liabilities	21(c)	$14,012	$24,096
Derivative financial instrument	16(b)	5,402	—
Long-term contract liabilities	6(b)	1,836	19,027
Other		1,357	1,588
		$22,607	$44,711
16. Financial instruments and risk management
a) Fair value measurements
In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Standard market conventions and techniques, such as discounted cash flow analysis, are used to determine the fair value of the Company’s financial instruments. All methods of fair value measurement result in a general approximation of fair value.
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.

Consolidated Financial Statements December 31, 2025	F - 27	North American Construction Group Ltd.

Financial instruments with carrying amounts that differ from their fair values are as follows:

		December 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	353,587	360,062	—	—
Financing obligations	Level 2	225,294	224,003	197,018	196,240
Convertible debentures	Level 1	55,000	55,330	129,106	168,949
Mortgage	Level 2	26,742	24,194	27,600	23,993
The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The determination of the fair value of the contingent consideration related to the earn-out amount required the Company to make significant estimates and assumptions, including estimating the future forecasted net income of MacKellar and the determination of the discount rate. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $4,583 decrease to a $4,583 increase on the fair value as at December 31, 2025. During the year ended December 31, 2025, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	December 31, 2025	December 31, 2024
Balance, beginning of period	$127,866	$115,857
Changes in fair value recognized in earnings	(26,909)	53,206
Changes in foreign exchange rates	2,677	(1,508)
Payments	(40,181)	(39,689)
Balance, end of the period	$63,453	$127,866
Changes in the fair value of the contingent obligation are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the year ended December 31, 2025, reflect a downward adjustment to forecasted performance, offset by interest accretion of the period.
b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the year ended December 31, 2025, the Company recognized an unrealized loss of $9,354 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of 26.73, and an additional 250,000 shares at a par value of $25.10. The agreements mature on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at December 31, 2025, was $19.76, resulting in a fair value of $5,402 being recorded to other long-term obligations (note 15) on the Consolidated Balance Sheets (December 31, 2024 - $3,952 in other assets (note 11)). The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
During the year ended December 31, 2024, the Company realized a gain of $229 from a different swap agreement, which had been recorded in the prior year as unrealized. This swap agreement was completed on January 3, 2024, and the derivative financial instrument recorded on the Consolidated Balance Sheets was extinguished at that time.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help

Consolidated Financial Statements December 31, 2025	F - 28	North American Construction Group Ltd.

ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.
The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has mitigated this risk through diversification of its operations, primarily through investments in joint ventures and recent Australian acquisitions.
d) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages this risk by monitoring and reviewing actual and forecasted cash flows and the effect on bank covenants. The Company meets its liquidity needs from various sources including cash generated by operating activities, cash borrowings under the Credit Facility and financing through operating and financing leases and capital equipment financing. The Company has unused borrowing availability of $322.3 million on the Credit Facility (December 31, 2024 - $92.7 million) and an additional $35.6 million in borrowing availability under finance lease obligations (December 31, 2024 - $86.7 million). The Company believes that it has sufficient cash balances and availability under the Credit Facility to meet its foreseeable operating requirements.
e) Market risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios. International projects can expose the Company to risks beyond those typical for its activities in its home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond the Company's control, including the duration and severity of the impact of global economic downturns.
While U.S. tariffs on Canadian goods and energy do not directly affect the Company, potential Canadian retaliatory measures could increase the cost of heavy equipment parts and components. The Company would seek to mitigate these impacts through alternative sourcing or contractual cost pass-throughs, though recovery may be delayed due to contract mechanisms normally being triggered by increases in price indexes rather than direct price increases. Tariffs or related measures could also reduce customer spending or result in delayed or cancelled projects, which could have a material adverse effect on our future earnings and financial position.
To manage the exposure related to changes in market risk, the Company has used various risk management techniques. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency. The Company also mitigates these risks through specific contract provisions, insurance coverage and financial instruments where applicable.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
i) Foreign exchange risk
The Company is exposed to foreign exchange risk due to a portion of its operations occurring in currencies other than the Canadian dollar (CAD), primarily the Australian dollar (AUD) and U.S. dollar (USD). Fluctuations in exchange rates may impact the Company’s consolidated financial results, including the Consolidated Statements of Operations and Comprehensive Income and the translation of the Consolidated Balance Sheet.
The Company also incurs foreign exchange risk through transactions in non-CAD currencies, including purchases of equipment, spare parts, and certain general and administrative goods and services. These exposures are generally short-term, and past exchange rate fluctuations have not had a material impact. When considered significant, the Company may mitigate exposure by transacting in CAD, AUD, or USD. Additionally, the Company’s Credit Facility allows borrowings in both CAD and AUD, providing flexibility to manage currency exposure related to these transactions.
ii) Interest rate risk
The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Interest expense on borrowings with floating interest rates, including the Company’s Credit Facility, varies as market interest rates change. At December 31, 2025, the Company held $174.2 million of floating rate debt pertaining to its Credit Facility (December 31, 2024 – $395.8

Consolidated Financial Statements December 31, 2025	F - 29	North American Construction Group Ltd.

million). As at December 31, 2025, holding all other variables constant, a 100 basis point change to interest rates on the outstanding floating rate debt will result in $1.7 million corresponding change in annual interest expense.
The fair value of financial instruments with fixed interest rates fluctuate with changes in market interest rates. However, these fluctuations do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.
The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt.
f) Credit risk
Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by holding its funds with what it believes to be reputable financial institutions. The Company is exposed to credit risk through its accounts receivable and contract assets as a significant portion of revenue is derived from a small group of customers. Credit risk for trade and other accounts receivables and contract assets are managed through established credit monitoring activities. The credit worthiness of new customers is subject to review by management through consideration of type of customer and the size of the contract. The Company has also mitigated risk through diversification of its operations through investments in joint ventures and acquisitions. Joint ventures are accounted for using the equity method and therefore the Company's share of revenues, accounts receivable and contract assets are not included in the tables below.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the tables below.
The following customers accounted for 10% or more of total revenues:

Year ended December 31,	2025	2024
Customer A	27%	27%
Customer B	20%	25%
Customer C	11%	9%
Customer D	10%	11%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2025 and 2024 fall under the Heavy Equipment - Canada segment.
The following customers represented 10% or more of accounts receivable and contract assets:

	December 31, 2025	December 31, 2024
Customer 1	20%	20%
Customer 2	14%	23%
Customer 3	11%	7%
Customer 1 relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of accounts receivable and contract assets in 2025 and 2024 fall under the Heavy Equipment - Canada segment.
The Company’s exposure to credit risk for accounts receivable and contract assets is as follows:

	December 31, 2025	December 31, 2024
Trade accounts receivable	$51,717	$69,411
Holdbacks	3,184	791
Accrued trade receivables	63,199	71,933
Contract receivables, included in accounts receivable	$118,100	$142,135
Other receivables	30,828	23,935
Total accounts receivable	$148,928	$166,070
Contract assets	30,472	4,135
	$179,400	$170,205

Consolidated Financial Statements December 31, 2025	F - 30	North American Construction Group Ltd.

Payment terms are per the negotiated customer contracts and generally range between net 15 days and net 60 days. As at December 31, 2025, and December 31, 2024, trade receivables and holdbacks are aged as follows:

	December 31, 2025	December 31, 2024
Not past due	$50,800	$61,443
Past due 1-30 days	1,451	7,547
Past due 31-60 days	1,459	521
More than 61 days	1,191	691
	$54,901	$70,202
As at December 31, 2025, the Company has recorded an allowance for credit losses of $nil (December 31, 2024 - $nil).
17. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2023	27,827,282	(1,090,187)	26,737,095
Issued upon conversion of convertible debentures	26,576	—	26,576
Retired through share purchase program	(149,408)	—	(149,408)
Purchase of treasury shares	—	(15,641)	(15,641)
Settlement of certain equity classified stock-based compensation	—	105,500	105,500
Issued and outstanding at December 31, 2024	27,704,450	(1,000,328)	26,704,122
Issued upon conversion of convertible debentures (note 14(e))	3,002,231	—	3,002,231
Retired through share purchase program	(1,885,200)	—	(1,885,200)
Purchase of treasury shares	—	(12,604)	(12,604)
Settlement of certain equity classified stock-based compensation	—	141,688	141,688
Issued and outstanding at December 31, 2025	28,821,481	(871,244)	27,950,237
Upon settlement of certain equity classified stock-based compensation during the year ended December 31, 2025, the Company withheld the cash equivalent of 120,245 shares for $2,796 to satisfy the recipient tax withholding requirements (year ended December 31, 2024 - 76,542 shares for $2,019).
b) Net income per share

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Net income	$33,834	$44,009
Interest from Convertible Debentures (after tax)	2,977	5,998
Diluted net income available to common shareholders	$36,811	$50,007

Weighted-average number of common shares	28,657,472	26,772,113
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	950,588	1,048,551
Dilutive effect of 5.00% convertible debentures	2,198,241	2,174,773
Dilutive effect of 5.50% convertible debentures	459,828	3,058,440
Weighted-average number of diluted common shares	32,266,129	33,053,877

Basic net income per share	$1.18	$1.64
Diluted net income per share	$1.14	$1.51
For the years ended December 31, 2025, and December 31, 2024, all securities were dilutive.
c) Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the year ended December 31, 2025, the Company purchased and subsequently cancelled 253,058 shares under this NCIB, which resulted in a decrease to common shares of $2,282 and a decrease to additional paid-in capital of $2,586. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.

Consolidated Financial Statements December 31, 2025	F - 31	North American Construction Group Ltd.

Subsequent to the year ended December 31, 2025, as of March 6, 2026, the Company purchased and subsequently cancelled 407,616 shares under this NCIB, which resulted in a decrease of common shares of $3,655 and an increase to additional paid-in capital of $4,809.
During the year ended December 31, 2025, the Company completed a NCIB which commenced on November 4, 2024. This NCIB was completed on November 3, 2025, at which point the Company purchased and cancelled a total of 1,781,550 common shares (85%) under this NCIB, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2024	February 20, 2024	$0.10	March 8, 2024	April 5, 2024	$2,673
Q2 2024	April 30, 2024	$0.10	May 31, 2024	July 5, 2024	$2,673
Q3 2024	July 31, 2024	$0.10	August 30, 2024	October 4, 2024	$2,624
Q4 2024	October 29, 2024	$0.12	November 27, 2024	January 5, 2025	$3,022
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
Q4 2025	November 10, 2025	$0.12	November 26, 2025	January 9, 2026	$3,272
18. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customers in the resource development and industrial construction sectors within Australia, Canada, and the United States. A significant portion of services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes mine management contract work in the United States, external maintenance and rebuild programs and equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.
b) Results by reportable segment

Year ended December 31, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$689,899	$579,117	$14,766	$—	$1,283,782
Revenue from intersegment transactions	332	—	6,580	(6,403)	509
Cost of sales	488,414	407,922	14,734	(6,295)	904,775
Depreciation expense	86,720	132,610	—	(2,098)	217,232
Segment gross profits	115,097	38,585	6,612	1,990	162,284
Purchase of property, plant and equipment	209,057	72,038	—	—	281,095

Consolidated Financial Statements December 31, 2025	F - 32	North American Construction Group Ltd.

Year ended December 31, 2024	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Restated Notes 2, 24
Revenue from external customers	$590,901	$555,301	$19,457	$—	$1,165,659
Revenue from intersegment transactions	—	—	27,742	(27,614)	128
Cost of sales	393,688	366,408	37,306	(26,602)	770,800
Depreciation expense	64,991	121,511	—	(1,497)	185,005
Segment gross profits	132,222	67,382	9,893	485	209,982
Purchase of property, plant and equipment	195,890	107,866	—	—	303,756
Revenue from intersegment transactions includes transactions with the Company's joint ventures accounted for using the equity method which are not eliminated upon consolidation.
Segment assets

	December 31, 2025	December 31, 2024
		Restated Notes 2, 24
Heavy Equipment - Australia	$1,216,293	$987,634
Heavy Equipment - Canada	1,225,651	1,142,414
Other	318,084	343,690
Eliminations	(940,275)	(779,238)
	$1,819,753	$1,694,500
c) Reconciliation
Income before income taxes

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Total gross profit for reportable segments	$162,284	$209,982
Less: unallocated corporate items:
General and administrative costs	50,326	54,560
Amortization of intangible assets	1,955	1,391
Loss on disposal of property, plant and equipment	822	767
Equity loss (earnings) in affiliates and joint ventures	11,331	(15,299)
Interest expense	58,931	59,340
Change in fair value of contingent obligations	(26,909)	53,206
Loss (gain) on derivative financial instruments	9,354	(3,952)
Income before income taxes	$56,474	$59,969
d) Geographic information
Revenue

	2025	2024
Australia	$689,986	$590,901
Canada	588,859	566,669
United States	5,446	8,217
	$1,284,291	$1,165,787
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	2025	2024
Australia	$729,993	$584,363
Canada	657,124	699,979
	$1,387,117	$1,284,342
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.

Consolidated Financial Statements December 31, 2025	F - 33	North American Construction Group Ltd.

19. Cost of sales

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Salaries, wages and benefits	$390,209	$342,693
Repair parts and consumable supplies	218,500	209,917
Subcontractor services	194,392	107,636
Equipment and component sales	51,812	46,317
Third-party equipment rentals	25,617	29,524
Fuel	9,451	13,410
Other	14,794	21,303
	$904,775	$770,800
20. Interest expense, net

Year ended December 31,	2025	2024
Credit Facility	$19,470	$30,183
Equipment financing	17,898	14,981
Senior unsecured notes	13,549	—
Convertible debentures	3,361	6,874
Interest on customer supply chain financing	—	2,539
Mortgage	923	951
Amortization of debt premium on senior secured notes	(163)	—
Amortization of deferred financing costs	2,948	3,000
Interest expense	57,986	58,528
Other interest expense, net	945	812
	$58,931	$59,340
21. Stock-based compensation
Stock-based compensation expenses (benefits) included in general and administrative expenses are as follows:

Year ended December 31,	Note	2025	2024
Restricted share unit plan	21(a)	$4,247	$3,470
Performance restricted share unit plan	21(b)	3,537	2,501
Deferred stock unit plan	21(c)	(8,216)	2,735
		$(432)	$8,706
a) Restricted share unit plan
Restricted Share Units ("RSUs") are granted each year to executives and other key employees with respect to services to be provided in that year and the following two years. The majority of RSUs vest at the end of a three-year term. The Company settles RSUs with common shares purchased on the open market through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2023	465,306	23.04
Granted	201,389	26.60
Vested	(120,109)	20.14
Forfeited	(17,100)	27.70
Outstanding at December 31, 2024	529,486	24.86
Granted	245,149	20.90
Vested	(161,729)	21.88
Forfeited	(40,627)	26.10
Outstanding at December 31, 2025	572,279	25.78
At December 31, 2025, there were approximately $7,032 of unrecognized compensation costs related to non-vested share-based payment arrangements under the RSU plan (December 31, 2024 – $6,549) and these costs are expected to be recognized over the weighted-average remaining vesting term of the RSUs of 1.6 years (December 31, 2024 – 1.6 years). During the year ended December 31, 2025, 161,729 units vested, which were

Consolidated Financial Statements December 31, 2025	F - 34	North American Construction Group Ltd.

settled with common shares purchased through a trust arrangement (December 31, 2024 - 120,109 units vested and settled).
b) Performance restricted share unit plan
Performance Restricted Share Units ("PSUs") are granted each year to senior management employees with respect to services to be provided in that year and the following two years. The PSUs vest at the end of a three-year term and are subject to performance criteria approved by the Human Resources and Compensation Committee at the grant date. The Company settles PSUs with common shares purchased through a trust arrangement.

	Number of units	Weighted-average exercise price $ per share
Outstanding at December 31, 2023	319,688	19.32
Granted	204,303	26.32
Vested	(61,935)	20.14
Forfeited	(50,674)	20.14
Outstanding at December 31, 2024	411,382	22.57
Granted	259,512	22.29
Vested	(115,346)	21.98
Forfeited	(37,213)	23.87
Outstanding at December 31, 2025	518,335	22.47
At December 31, 2025, there were approximately $6,943 of total unrecognized compensation costs related to non–vested share–based payment arrangements under the PSU plan (December 31, 2024 - $5,141) and these costs are expected to be recognized over the weighted-average remaining vesting term of the PSUs of 1.8 years (December 31, 2024 - 1.7 years). During the year ended December 31, 2025, 115,346 units vested, which were settled with common shares purchased through a trust arrangement at a factor of 0.95 common shares per PSU based on performance against grant date criteria (December 31, 2024 - 61,935 units at a factor of 0.55 vested and settled).
The Company estimated the fair value of the PSUs granted during the years ended December 31, 2025, and 2024 using a Monte Carlo simulation with the following assumptions:

	2025	2024
Risk-free interest rate	2.62%	3.83%
Expected volatility	37.10%	36.50%
c) Deferred stock unit plan
Prior to January 1, 2021, under the Company’s shareholding guidelines non-officer directors of the Company were required to receive at least 50% and up to 100% of their annual fixed remuneration in the form of DSUs, at their election. The shareholding guidelines were amended effective January 1, 2021, to require directors to take at least 60% of their annual fixed remuneration in the form of DSUs if they do not meet shareholding guidelines, and to take between 0% and 100% of their annual fixed remuneration in the form of DSUs if they do meet shareholding guidelines. In addition to directors, eligible executives can elect to receive up to 50% of their annual short-term incentive plan compensation in the form of DSUs.
The DSUs vest immediately upon issuance and are only redeemable upon departure, retirement or death of the participant. DSU holders that are not US taxpayers may elect to defer the redemption date until a date no later than December 1 of the calendar year following the year in which the departure, retirement or death occurred.

Number of units
Outstanding at December 31, 2023	765,636
Granted	35,945
Outstanding at December 31, 2024	801,581
Granted	31,558
Outstanding at December 31, 2025	833,139
At December 31, 2025, the fair market value of these units was $19.06 per unit (December 31, 2024 – $30.06 per unit). At December 31, 2025, the current portion of DSU liabilities of $1,868 was included in accrued liabilities (December 31, 2024 - $nil) and the long-term portion of DSU liabilities of $14,012 was included in other long-term obligations (December 31, 2024 - $24,096) in the Consolidated Balance Sheets. During the year ended

Consolidated Financial Statements December 31, 2025	F - 35	North American Construction Group Ltd.

December 31, 2025, there were nil units redeemed (December 31, 2024 - nil units were redeemed and settled in cash for $nil). There is no unrecognized compensation expense related to the DSUs since these awards vest immediately upon issuance.
22. Other information
a) Supplemental cash flow information

Year ended December 31,	2025	2024
Cash paid during the year for:
Interest	$67,150	$64,478
Income taxes - Canada	7,478	1,055
Income taxes - Foreign	2,864	14,860
Cash received during the year for:
Interest	493	498
Income taxes - Foreign	—	5,189
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	51,266	14,157
Addition of property, plant and equipment by means of asset swap (note 8)	34,000	—
Increase in assets held for sale, offset by property, plant and equipment	55,324	11,878
Non-cash working capital exclusions:
Increase in contract assets related to financing lease assignments (note 8)	16,564	—
Decrease in inventory related to asset swap (note 8)	(3,834)	—
Net decrease in accounts receivable related to realized gain on derivative financial instruments	—	(4,015)
Net (increase) decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(6,748)	3,088
Net increase in accrued liabilities related to the current portion of deferred stock unit liability	(1,868)	—
Net (increase) decrease in accrued liabilities related to taxes payable	(280)	102
Net increase in accrued liabilities related to dividend payable	(250)	(348)
Non-cash working capital transactions related to buyout of BNA Remanufacturing Ltd.
Increase in accounts receivable	—	858
Increase in contract assets	—	498
Increase in inventory	—	4,605
Increase in accounts payable	—	(133)
Increase in accrued liabilities	—	(543)
Non-cash working capital inclusions:
Net decrease (increase) in long-term prepaid expenses currently classified as other assets	18	(316)
Net increase in long-term payroll accrued liabilities currently classified as other long-term obligations	1,995	1,258
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	(17,191)	2,913
Non-cash working capital movement from change in foreign exchange rates
Increase (decrease) in accounts receivable	2,037	(732)
Increase (decrease) in contract assets	66	(564)
Increase (decrease) in inventory	224	(304)
Increase (decrease) in prepaid expenses	109	(37)
(Increase) decrease in accounts payable	(2,633)	3,325
(Increase) decrease in accrued liabilities	(1,270)	342
Increase in contract liabilities	(55)	—

Consolidated Financial Statements December 31, 2025	F - 36	North American Construction Group Ltd.

b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

Year ended December 31,	2025	2024
		Restated Notes 2, 24
Operating activities:
Accounts receivable	$19,179	$(72,104)
Contract assets	(9,707)	30,826
Inventories	(10,243)	236
Prepaid expenses and deposits	878	(579)
Accounts payable	(11,329)	(32,248)
Accrued liabilities	2,877	9,684
Contract liabilities	3,658	4,798
	$(4,687)	$(59,387)
23. Contingencies
During the normal course of the Company's operations, various disputes, legal and tax matters are pending. In the opinion of management involving the use of significant judgement and estimates, these matters will not have a material effect on the Company's consolidated financial statements.
24. Change in significant accounting policy - Classification of heavy equipment tires
The following tables summarize the effect of the change in accounting policy (note 2(a)(i)) on the Consolidated Balance Sheets as at December 31, 2025, and 2024, and the Consolidated Statement of Operations and Comprehensive Income for the year ended December 31, 2025, and 2024:

	December 31, 2025			December 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Inventories	$84,607	$(8,947)	$75,660	$74,081	$(5,054)	$69,027
Property, plant and equipment	1,353,797	5,055	1,358,852	1,246,584	5,290	1,251,874
Investments in affiliates and joint ventures	$70,143	$273	$70,416	$84,692	$—	$84,692
Total assets	$1,823,372	$(3,619)	$1,819,753	$1,694,264	$236	$1,694,500

Accrued liabilities	$90,139	$(831)	$89,308	$77,908	$102	$78,010
Total liabilities	1,363,963	(831)	1,363,132	1,305,362	102	1,305,464
Retained earnings	179,251	(2,788)	176,463	156,125	146	156,271
Accumulated other comprehensive income	9,387	—	9,387	(1,090)	(12)	(1,102)
Shareholders' equity	459,409	(2,788)	456,621	388,902	134	389,036
Total liabilities and shareholders' equity	$1,823,372	$(3,619)	$1,819,753	$1,694,264	$236	$1,694,500

	Year ended			Year ended
	December 31, 2025			December 31, 2024
	Without change	Effect of change	As reported	As originally reported	Effect of change	As reported
Cost of sales	$919,726	$(14,951)	$904,775	$789,056	$(18,256)	$770,800
Depreciation	201,773	15,459	217,232	166,683	18,322	185,005
Gross profit	$162,792	$(508)	$162,284	$210,048	$(66)	$209,982
Loss (gain) on disposal of property, plant and equipment	(2,836)	3,658	822	767	—	767
Equity loss (earnings) in affiliates and joint ventures	11,604	(273)	11,331	(15,299)	—	(15,299)
Current income tax expense	8,843	(882)	7,961	(3,280)	10	(3,270)
Net income	$36,845	$(3,011)	$33,834	$44,085	$(76)	$44,009
Other comprehensive income	(10,489)	—	(10,489)	683	12	695
Comprehensive income	$47,334	$(3,011)	$44,323	$43,402	$(88)	$43,314

Basic net income per share	$1.29	$(0.11)	$1.18	$1.65	$(0.01)	$1.64
25. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Consolidated Financial Statements December 31, 2025	F - 37	North American Construction Group Ltd.

26. Subsequent event
On December 18, 2025, the Company entered into a Share Purchase Agreement (the “IMC Purchase Agreement”) to acquire 100% of the voting shares and business of DCL Corp Pty Ltd and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor.
Pursuant to the IMC Purchase Agreement, IMC shareholders will receive upfront cash consideration determined based on a formula leveraging IMC’s equity book value, subject to certain post-closing adjustments, as well as deferred consideration in the form of a seller takeback financing payable, and contingent consideration.
The acquisition is valued at approximately $125 million in Canadian dollars. The estimated upfront payment of approximately $40 million will be funded by the Company’s existing revolving credit facility. In addition, NACG plans to assume secured equipment financing of $45 million. The remaining $40 million of consideration will be settled through structured earn-out and deferred payment mechanisms payable to the vendors over the next four years.
The transaction is subject to customary closing conditions, including approval by the Australian Competition and Consumer Commission under section 51ABX of the Competition and Consumer Act 2010. The transaction is expected to close early in the second quarter of 2026. The estimate of the financial effect, including the fair value of consideration transferred and the allocation to the acquired assets and assumed liabilities, is pending on the closing date and a formal valuation process. The preliminary purchase price allocation will be determined following the closing date.
The acquisition of IMC is a strategic extension of the Company’s client base into the Western Australia market, with a strong commodity market presence including base metals, precious metals and critical and rare earth minerals.
In 2025, the Company incurred $475 of acquisition-related costs for this acquisition. These expenses are included in general and administrative expenses on the Consolidated Statements of Operations and Comprehensive Income for the year ended December 31, 2025. To date, the Company has incurred an additional $322 of acquisition-related costs subsequent to December 31, 2025.

Consolidated Financial Statements December 31, 2025	F - 38	North American Construction Group Ltd.